File No. 812-13841

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 AMENDING AND RESTATING APPLICATION FOR AN ORDER PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS
OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT AND
RULE 22c-1 THEREUNDER

JACKSON NATIONAL LIFE INSURANCE COMPANY
JACKSON NATIONAL SEPARATE ACCOUNT- I

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
JNLNY SEPARATE ACCOUNT I

and

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

Please send all communications, notices and orders to:
Joan E. Boros, Esq.
Jorden Burt LLP
Suite 400 East
1025 Thomas Jefferson Street, N.W.
Washington, D.C. 20007-5208

Copy to:

Frank J. Julian, Esq.
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Jackson National Life Insurance Company
Jackson National Separate Account - I

1 Corporate Way
Lansing, MI  48951

Jackson National Life Insurance Company
of New York
JNLNY Separate Account I

2900 Westchester Avenue
Purchase, NY  10577
                                      and

Jackson National Life Distributors, Inc.

7601 Technology Way
Denver, CO 80237

Investment Company Act of 1940

File No. 812-13841

AMENDMENT NO. 1 AMENDING AND RESTATING APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT AND RULE 22c-1 THEREUNDER

Jackson National Life Insurance Company ("Jackson"), Jackson National Separate Account - I (the "JNL Separate Account"), Jackson National Life Insurance Company of New York1  ("Jackson of New York", collectively with Jackson, the "Insurance Companies", and individually as made appropriate by the context, an "Insurance Company"), JNLNY Separate Account I ("JNLNY Separate Account", collectively with JNL Separate Account, the "Separate Accounts", and individually as made appropriate by the context, a "Separate Account") and Jackson National Life Distributors LLC ("Distributor", collectively with the Insurance Companies and the Separate Accounts, "Applicants") hereby file their Amendment No.1 amending and restating the application filed on November 8, 2010 (this Amendment No.1 together with such application, the “Application”) for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), exempting certain proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set forth below (the “Application”).

Applicants seek an order to permit the recapture, under specified circumstances, described below beginning on page 11 of this Application, of certain credits under the 6% Contract Enhancement Endorsement  (the “6% Contract Enhancement”) when those credits have been applied to purchase payments made under the following deferred variable annuity contracts:  1) Perspective II Contracts and Perspective L Series Contracts, which Jackson has issued through the JNL Separate Account (collectively the “Perspective Contracts”) which are the contracts that are more fully described herein and to which the relief shall apply immediately; 2) contracts other than the Perspective Contracts that Jackson has issued through the JNL Separate Account (the "JNL Contracts") and that JNL New York has issued through the JNLNY Separate Account (the "JNLNY Contracts")2; and 3)  other contracts that the Insurance Companies may issue in the future with the subject 6% Contract Enhancement either through their existing separate accounts or future separate accounts (“Future “Contracts” and  "Other Accounts", respectively), each of which are or will be  substantially similar in all material respects to the Perspective Contracts.  The JNL Contracts, the JNLNY Contracts, the Perspective Contracts as they may be subsequently updated, and the Future Contracts (the “Contracts”) are or will be substantially similar in all material respects to the Perspective Contracts.  Applicants also request that the order being sought extend to any other Financial Industry Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with, Jackson, whether existing or created in the future, that serves as distributor or principal underwriter for the Contracts ("Affiliated Broker-Dealers") and any successors-in-interest3 to Applicants. Applicants seek relief relating to JNL Contracts, JNLNY Contracts, Perspective Contracts as they may be subsequently updated, Future Contracts, Other Accounts and Affiliated Broker-Dealers in order to avoid incurring the expense and effort of drafting, and to relieve the Commission from the corresponding burden of reviewing duplicative exemptive applications.

1  Jackson of New York does not have any current plans to issue substantially similar contracts, but anticipates that it may in the future. Given the time and money costs of seeking exemptive relief, Jackson of New York asserts that it is appropriate to obtain the necessary relief at this time in conjunction with its parent company, Jackson.

2 The relief requested currently would apply to File Nos. 333-70472 and 811-08664 (Contract Name: "Perspective II"); and File Nos. 333-119656 and 811-08664 (Contract Name: "Perspective L Series"), each of which is described herein in further detail. The description of the Perspective Contracts is to provide the basis for the representations with regard to the similarity of all existing and future contracts that will or may rely on the relief granted by this Application.  The JNL Contracts and the JNLNY Contracts, in addition to the two noted in the first sentence of this Footnote and in the third sentence of Footnote 4, are: File Nos. 333-118368 and 811-08664 (Contract Name: "Perspective Advisors II"); File Nos. 333-132128 and 811-08664 (Contract Name: "Retirement Latitudes"); File Nos. 333-70384 and 811-08401 (Contract Name: "Perspective II" (JNL New York)); File Nos. 333-119659 and 811-08401 (Contract Name: "Perspective L Series" (JNL New York)); and File Nos. 333-118370 and 811-08401 (Contract Name: "Perspective Advisors II" (JNL New York)).

3 "Successor-in-interest" means each entity or entities that results from reorganization into another jurisdiction or from a change in the type of business organization. Applications for the type of relief sought here have obtained relief that expressly extends to such successors-in-interest. See, e.g., Golden American Life Insurance Company, Investment Company Act Release Nos. 24915 (Mar. 26, 2001) (Notice) and 24941 (Apr. 17, 2001) (Order) and PFL Life Insurance Company, Investment Company Act Release Nos. 24641 (Sep. 14, 2000) (Notice) and 24681 (Oct. 10, 2000) (Order).

I.           STATEMENT OF FACTS

A.            Applicants

1.           Jackson
Jackson is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. Jackson is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson is ultimately a wholly owned subsidiary of Prudential plc (London, England).

2.           Jackson of New York
Jackson of New York is a stock life insurance company organized under the laws of the state of New York in July 1995.  Its legal domicile and principal address is 2900 Westchester Avenue, Purchase, New York 10577.  Jackson of New York is admitted to conduct life insurance and annuity business in Delaware, Michigan and New York.  Jackson of New York is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

3.           The Separate Accounts
The JNL Separate Account was established by Jackson on June 14, 1993, pursuant to the provisions of Michigan law and the authority granted under a resolution of Jackson's Board of Directors. The JNLNY Separate Account was established by Jackson of New York on September 12, 1997, pursuant to the provisions of New York law and the authority granted under a resolution of Jackson of New York's Board of Directors.  Jackson and Jackson of New York are the depositors of their respective Separate Accounts.  Each of the Separate Accounts meets the definition of a "separate account" under the federal securities laws and each is registered with the Commission as a unit investment trust under the Act (File Nos. 811-08664 and 811-08401).  JNL Separate Account and JNLNY Separate Account will fund, respectively, the variable benefits available under the JNL Contracts and the JNLNY Contracts.

The assets of each Separate Account legally belong to the Insurance Company of which it is a segregated asset account and the obligations under the Contracts are obligations of that Insurance Company.  However, the Contract assets in the Separate Accounts are not chargeable with liabilities arising out of any other business the Insurance Companies may conduct.  All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts the Insurance Companies may issue.  The registration statements relating to the offering of the Contracts were filed under the Securities Act of 1933 (the "1933 Act").4

4.            The Distributor
The Distributor is a wholly owned subsidiary of Jackson and serves as the distributor of the Contracts. The Distributor is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of FINRA. The Distributor enters into selling group agreements with affiliated and unaffiliated broker-dealers. The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

B.	The Perspective II and Perspective L Series Contracts (collectively, the “Perspective Contracts”)

        The following description is of the Perspective Contracts noted in footnotes 2 and 4, which are the only Contracts that will rely immediately on the relief requested.

1.            Premium Payments
The Perspective Contracts require a minimum initial premium payment of $5,000 or $10,000 under most circumstances depending on the contract ($2,000 for a qualified plan contract). Subsequent payments may be made at any time during the accumulation phase. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). Prior approval of the Insurance Company is required for aggregate premium payments of over $1,000,000.

2.            Allocation Options
The Perspective Contracts permit owners to accumulate contract values on a fixed basis through allocations to one of six fixed account options then currently available (the "Fixed Account"), including four "Fixed Account Options" which offer guaranteed crediting rates for specified periods of time (currently, 1, 3, 5, or 7 years) and two "DCA Fixed Account Options" (used in connection with dollar cost averaging transfers, each of which from time to time offers special crediting rates).  Fixed Account allocation and transfer restrictions initially will be imposed5 in connection with the subject Contract Enhancement during the first seven contract years.6  If the optional Jackson Select Guaranteed Minimum Withdrawal Benefit or the optional Jackson Select with Joint Option Guaranteed Minimum Withdrawal Benefit is elected in the JNL Contracts, automatic transfers of an owner's contract value may be allocated to a "Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account". The GMWB Fixed Account also offers a guaranteed crediting rate for a specified period.

The Perspective Contracts also permit owners to accumulate contract values on a variable basis, through allocations to one or more of the investment divisions of the Separate Accounts (the "Investment Divisions", collectively with the Fixed Account and the GMWB Fixed Account, the "Allocation Options"). Under the Perspective Contracts, 99 Investment Divisions currently are expected to be offered but additional Investment Divisions may be offered in the future and some could be eliminated or combined with other Investment Divisions in the future. Similarly, future Perspective Contracts may offer additional or different Investment Divisions.

Transfers among the Investment Divisions are permitted. The first 15 transfers in a contract year are free; a $25 charge is assessed for subsequent transfers. Certain transfers to, from and among the Fixed Account Options are also permitted during the Perspective Contracts' accumulation phase, but are subject to certain adjustments and limitations. Dollar cost averaging and rebalancing transfers are offered at no charge and do not count against the 15 free transfers permitted each year.  If the optional Jackson Select GMWB or the optional Jackson Select with Joint Option GMWB is elected, automatic transfers may be required to and from the GMWB Fixed Account according to non-discretionary formulas.  These automatic transfers also do not count against the 15 free transfers permitted each year and are without charge.

3.            Death Benefits
If the owner dies during the accumulation phase of the Perspective Contracts, the beneficiary named by the owner is paid a death benefit by the Insurance Company. The Perspective Contracts' base death benefit, which applies unless an optional death benefit has been elected, is a payment to the beneficiary of the greater of:

•	contract value on the date the Insurance Company receives proof of death and completed claim forms from the beneficiary; or
•
the total premiums paid under the Perspective Contract, minus any prior withdrawals (including any withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedule on page 12 of this Application) or other charges or adjustments applicable to such withdrawals).

The owner may be offered optional death benefit endorsements that can change the death benefit paid to the beneficiary. These optional endorsements are: an Earnings Protection Benefit, a 5% Roll-Up Death benefit, a 6% Roll-Up Death Benefit, a Highest Quarterly Anniversary Value Death Benefit, a Combination 5% Roll-Up and Highest Quarterly Anniversary Value Death Benefit, a Combination 6% Roll-Up and Highest Quarterly Anniversary Value Death Benefit and a LifeGuard Freedom Flex DB death benefit. The optional death benefit endorsements, in general, provide that withdrawals (including any withdrawal charges, recapture charges and other charges or adjustments to such withdrawal) will reduce the benefit base that determines the amount of the death benefit.7

4.           Income Payments
The Perspective Contracts offer fixed and variable versions of the following four types of annuity payment or "income payment":

•	Life income – this income payment option provides monthly payments during the lifetime of the annuitant. No further income payments are payable after the death of the annuitant;
•
Joint and survivor – this income payment option provides monthly payments while both the annuitant and a designated second person are living. Upon the death of either person, the monthly income payments will continue during the lifetime of the survivor. No further income payments are payable after the death of the survivor;

•
Life annuity with at least 120 or 240 monthly payments guaranteed to be paid (although not guaranteed as to amount if variable) – this income payment option provides monthly payments during the lifetime of the annuitant with the guarantee that if, at the death of the annuitant, payments have been made for fewer than the guaranteed 120 or 240 monthly periods, as elected, the balance of the guaranteed number of payments will continue to be made to the owner, as scheduled. In the event that the owner dies before the specified number of guaranteed payments has been made, the beneficiary may elect to continue receiving the payments or may alternatively elect to receive the present value of any remaining guaranteed payments in a single lump-sum; and

•
Income for a specified period of 5 to 30 years - this income payment option provides monthly payments for any number of years from 5 to 30.  In the event the owner dies before the specified number of guaranteed payments has been made, the beneficiary may elect to continue receiving the payments or may alternatively elect to receive the present value of any remaining guaranteed payments in a single lump-sum.

The Insurance Companies may also offer other income payment options.

           5.           Other Optional Benefit Endorsements
    In addition to the Earnings Protection Benefit, and the optional death benefit endorsements described above, there are currently nine different Guaranteed Minimum Withdrawal Benefit ("GMWB") optional endorsements available.8  Three variations of the GMWB allow, subject to specific conditions, partial withdrawals prior to the income date that, in total, equal the benefit's GWB.9  The guarantee is effective if gross partial withdrawals taken within any one contract year do not exceed a specified percentage of the GWB.  The percentage varies with the endorsement elected, as does the ability to elect other features such as a "step-up" provision that allows the contract value to be reset to capture certain market gains, if any.

Six variations of the GMWB generally allow, subject to specific conditions, partial withdrawals prior to the income date for the longer of the duration of the owner's life or until total periodic withdrawals equal the GWB. Specifics such as the withdrawal percentages and conditions, the step-up provisions and the spousal continuation features vary with the endorsement elected.

Two variations of GMWBs, “LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB,” guarantee the withdrawal of minimum annual amounts for the duration of the owner's life (or, in the case of joint owners, until the death of any joint owner) and, if for two covered lives, until the death of the owner and the owner’s spouse.  The amount of withdrawals depends on how the optional features are combined under these GMWBs.  The optional features relate to optional bonus percentage amounts, annual or quarterly contract value-based step-ups, and a guaranteed death benefit linked to one of the combinations.

Each of the foregoing withdrawal provisions is calculated as fully described in the Jackson contract and the prospectus. Jackson may also offer other withdrawal options.

6.            Contract Enhancements
Perspective Contracts currently offer contract enhancement endorsements ("Contract Enhancement(s)”), all of which are optional, although Future Contracts may have Contract Enhancements which are not optional. The Contract Enhancements provide for Jackson to add from its general account assets an additional amount to the owner's contract value upon receipt of the initial premium payment, and for each subsequent premium payment received within the first seven contract years (five for the 2% Contract Enhancement). 10

The Contract Enhancements that may be elected currently at issue vary in amount between 2% and 5%. The Contract Enhancement percentages that are credited in each case also vary, depending upon the applicable percentage and contract year in which the premium payment is received. The Contract Enhancements offered under the Perspective Contracts may vary depending upon the design of the Contract, the date of issue of a Contract or the distribution channel. The 6% Contract Enhancement would not be available if the 20% Additional Free Withdrawal endorsement is elected and vice versa. Also, if a Contract Enhancement is elected, allocations and transfers to the Fixed Account Options currently will be restricted, as fully described in the prospectus. The restrictions apply during the first seven contract years (five contract years for the 2% Contract Enhancement). These restrictions will also apply to the 6% Contract Enhancement.

Following is the table for the existing 5% Contract Enhancement that shows the variation in the percentages based upon the year of receipt of the applicable premium payment. This table is particularly relevant to show how existing Contract Enhancements are structured and how the 6% Contract Enhancement will be structured as relevant to the relief requested in this Application.

5% Contract Enhancement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	5.00%	4.50%	3.75%	3.00%	2.25%	1.75%	1.00%	0%

Applicants are proposing to add a 6% Contract Enhancement to the Perspective Contracts that is modeled on the above 5% structure, as follows:

6% Contract Enhancement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	6.00%	5.50%	4.75%	4.00%	3.25%	2.50%	1.25%	0%

Jackson will allocate the 6% Contract Enhancement to the Fixed Accounts and/or Investment Divisions in the same proportion as the premium payment allocation.  The 6% Contract Enhancement is available only to owners 87 years old and younger. There is an asset-based charge for the 6% Contract Enhancement.  The asset-based charges for the 6% Contract Enhancement applies only for the first seven contract years, as opposed to seven years from the date of the premium payment, and is 0.832%, based   on the average daily net asset value of the allocations to the Investment Divisions.  A charge equal to the asset based charge will also be assessed against any amounts contract owners have allocated to the Fixed Accounts, through a reduction in the annual credited rate of interest resulting in a lower annual credited interest rate that would apply to the Fixed Account if the Contract Enhancement had not been elected.11

Jackson will recapture all or a declining portion of the 6% Contract Enhancement by imposing a recapture charge whenever an owner:

•
makes a total withdrawal within the recapture charge period up to seven years after a premium payment, or a partial withdrawal of corresponding premiums within the recapture charge period in excess of those permitted under the Perspective Contracts' free withdrawal provisions12 unless the withdrawal is made for certain health-related emergencies specified in the Perspective Contracts;

•	elects to receive payments under an income payment option (see the descriptions of these income payment options under "Income Payments" ) within the recapture charge period; or
•	returns the Perspective Contract during the free-look period.

The amount of the 6% Contract Enhancement recapture charge varies depending on the corresponding declining amount of the Contract Enhancement based on the contract year when the premium payment being withdrawn was received and when the charge is imposed based on the Completed Years13  since the receipt of the related premium, as follows:

6% Contract Enhancement Recapture Charge

	Contract Year in which Premium is Received
Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	5.00%	4.75%	4.00%	3.75%	2.50%	2.00%	0.75%	0.00%
1-2	4.75%	4.25%	3.60%	3.00%	2.25%	1.25%	0.00%	0.00%
2-3	4.00%	3.75%	3.00%	2.25%	1.25%	0.00%	0.00%	0.00%
3-4	3.75%	3.00%	2.25%	1.25%	0.00%	0.00%	0.00%	0.00%
4-5	3.00%	2.00%	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%
5-6	2.25%	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6-7	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn or the amount applied to income payments that remain subject to a recapture charge.  Earnings are withdrawn first without charge and the oldest purchase payments are withdrawn first. The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the contract value. The dollar amount recaptured will never exceed the dollar amount of the 6% Contract Enhancement added to the Perspective Contract.

Recapture charges will be applied upon electing to commence income payments, even in a situation where the withdrawal charge is waived.14

Jackson does not assess the recapture charge on any payments paid out as:

•	death benefits;
•	withdrawals of earnings;
•
withdrawals taken under the free withdrawal provision, which allows for free withdrawals (where a withdrawal is taken that exceeds the free withdrawal amount, the recapture charge is imposed only on the excess amount above the free withdrawal amount);

•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (if the withdrawal requested exceeds the required minimum distribution, the recapture charge will not be waived on the required minimum distribution);

•
if permitted by the owner's state, withdrawals of up to $250,000 from the JNL Separate Account, the Fixed Account or the GMWB Fixed Account in connection with the owner's terminal illness or if the owner needs extended hospital or nursing home care as provided in the Perspective Contract; or

•
if permitted by the owner's state, withdrawals of up to 25% (12.5% for each of two joint owners) of contract value from the JNL Separate Account, the Fixed Account or the GMWB Fixed Account in connection with certain serious medical conditions specified in the Perspective Contract.

The contract value will reflect any gains or losses attributable to the 6% Contract Enhancement described above.  The 6% Contract Enhancement and any gains or losses attributable to the 6% Contract Enhancement will be considered earnings under the Perspective Contracts for tax purposes and for purposes of calculating the free withdrawal amounts and the Earnings Protection Benefit.

7.            Free-look Period
The Perspective Contracts have a "free-look" period of ten days after the owner receives the Perspective Contract (or any longer period required by state law). Contract value (or premiums paid, as may be required by state law), less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner.  Therefore, 100% of the 6% Contract Enhancement will be recaptured under all circumstances if an owner returns the Perspective Contract during the free-look period, but any gain or loss on investments of the 6% Contract Enhancement would be retained by the owner. The dollar amount recaptured will never exceed the dollar amount of the 6% Contract Enhancement added to the Perspective Contract.  A withdrawal charge will not be assessed upon exercise of free look rights.

8.            Investment Divisions
The Separate Accounts through which the Perspective Contracts are offered consist of sub-accounts, each of which may be available under the Perspective Contracts.  The sub-accounts are referred to as "Investment Divisions". The Separate Accounts currently consist of 99 Investment Divisions. Each Investment Division will invest in shares of a corresponding series ("Series") of JNL Series Trust ("Trust") or JNL Variable Fund LLC ("Fund") (collectively, the "Trust and Fund"). The Trust and Fund are open-end management investment companies registered under the Act and their shares are registered under the 1933 Act.15  Jackson National Asset Management, LLC ("JNAM") serves as the investment adviser for all of the Series of the Trust and Fund. JNAM has retained sub-advisers for each Series.  Any changes to the Investment Divisions offered will be effected in compliance with the terms of the Perspective Contracts and with applicable state and federal laws. (The Insurance Companies, at a later date, may determine to create additional Other Accounts and other Investment Divisions of the Separate Accounts and Other Accounts to invest in any additional Series, or other such underlying portfolios or other investments as may now or in the future be available. Similarly, Investment Division(s) of the Separate Accounts may be combined or eliminated from time to time.)

9.            Other Charges16
In addition to the 6% Contract Enhancement charge and 6% Contract Enhancement recapture charge, the Perspective Contracts may have the following charges:

•	mortality and expense risk charge of 1.10% (as an annual percentage of average daily account value) for Perspective II and 1.45% for Perspective L Series;
•
administration charge of 0.15% (as an annual percentage of average daily account value) (this charge is waived for Perspective Contracts with contract values greater than or equal to $1,000,000 on the later of the issue date or the most recent contract quarterly anniversary; if the contract value subsequently drops below $1,000,000, the administration charge is reinstated);

•	contract maintenance charge of $35 per year (waived if contract value is $50,000 or more at the time the charge is imposed);
•	Earnings Protection Benefit maximum charge of 0.45% (as an annual percentage of daily account value - only applies if related optional endorsement is elected);
•	GMWB maximum charges ranging from 1.20% to 3.00% per year of the "Guaranteed Withdrawal Balance"17 depending upon age at election and upon which (if any) GMWB endorsement is elected;
•	five-year withdrawal charge period maximum charge of 0.30% (as an annual percentage of daily account value - only applies if related optional endorsement is elected under the Perspective II contract);
•	optional death benefit maximum charges ranging from 0.60% to 1.80% per year of the "GMDB Benefit Base" depending upon which (if any) optional death benefit endorsement is elected;
•	transfer fee of $25 for each transfer in excess of 15 in a contract year (for purposes of which dollar cost averaging and rebalancing transfers are excluded);
•
commutation fee that applies only upon withdrawals from income payments for a fixed period, measured by the difference in values paid upon such a withdrawal due to using a discount rate of 1% greater than the assumed investment rate used in computing the amounts of income payments; and

•
a withdrawal charge that applies to total withdrawals, partial withdrawals in excess of amounts permitted to be withdrawn under the Perspective Contract's free withdrawal provision and on the income date (the date income payments commence) if the income date is within a year of the date the Perspective Contract was issued, as discussed in Section 10 immediately below.

10.            Withdrawal Charges Under Perspective Contracts
The withdrawal charges shown in the table below apply to Perspective II Contracts with and without the five year withdrawal charge option and the Perspective L Series Contracts. The amount of the withdrawal charge depends upon when the charge is imposed based on the Completed Years (as defined in footnote 13) since the receipt of the related premium, as follows:

4 Jackson and the JNL Separate Account filed on November 18, 2010 amendments to the respective registration statements on Form N-4 under the 1933 Act relating to Perspective II Contracts (File Nos. 333-70472 and 811-08664) and Perspective L Series Contracts (File Nos. 333-119656 and 811-08664).  A subsequent amendment to the registration statement relating to Perspective II Contracts was filed on January 18, 2011. Subsequently, on March 16, 2011, certain prospectuses for the Perspective II Contract were filed in two separate N-4 registration statements (File Nos. 333-172874 and 811-08664; and File Nos. 333- 172877 and 811-08664).  Applicants, as authorized by Rule 0-4 under the Act, incorporate these filings by reference, including any amendments thereto, to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

5 The restrictions will apply to all Contract Enhancements, as defined below, offered by the Insurance Companies. The restrictions are imposed, as needed, because the charges for the various Contract Enhancements are applied through a reduction in the annual credited rate of interest and can not reduce the credited rate of interest paid on the Fixed Accounts to below the state minimum non-forfeiture rate.

6 To avoid any question, the first contract year (contract year 0-1) starts on the issue date and extends to, but does not include, the first contract anniversary.  Subsequent contract years start on an anniversary date and extend to, but do not include, the next anniversary date.  This definition applies to all references in this Application to contract year(s) without additional citation or repetition.

7 The Insurance Companies may offer additional substantially similar death benefit options under the Perspective Contracts.  Each of the optional death benefits described herein and those that are substantially similar is and will be calculated as fully described in the respective Perspective Contracts and the prospectuses.

8 The Insurance Companies may offer additional substantially similar optional benefit endorsements to the Perspective Contracts.

9 Under certain variations of the GMWB, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when the GMWB is added to the contract on the issue date.  When the GMWB is selected at the time the contract is issued, the initial GWB is generally equal to the initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is selected after the issue date, the GWB is generally equal to the contract value, which will include any previously applied Contract Enhancement, less any recapture charges that would be paid were a full withdrawal to be made on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  In any event, the GWB will be less than contract value when the GMWB is added to the contract.  Under other variations of the GMWB, Contract Enhancements are reflected in the GWB at issue and in the Contract Value after issue.  Under these variations, recapture charges are not reflected either at issue or after issue in the GWB calculation.

10 See Footnote 19.

11 See Footnote 5 above.

12 During the accumulation phase, owners can make withdrawals without the imposition of a withdrawal charge as described below in connection with the description of the Perspective Contracts' withdrawal charges.

13 A "Completed Year" is the succeeding twelve months from the date on which the Insurance Companies receive a premium payment.  Completed Years specifies the years from the date of receipt of the premium and does not refer to contract years.  If the premium receipt date is on the issue date of the Contract, then Completed Year 0-1 does not include the first contract anniversary.  The first contract anniversary begins Completed Year 1-2 and each successive Completed Year begins with the contract anniversary of the preceding contract year and ends the day before the next contract anniversary.  If the premium receipt date is other than the issue date or a subsequent contract anniversary, there is no correlation of the contract anniversary date and Completed Years.  For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first contract anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011, and February 28, 2011 begins Completed Year 1-2.
Completed Years as discussed below in connection with withdrawal charges are also of twelve (12) months duration but differ in the duration of application to a premium payment. Thus, while the Withdrawal Charge on a premium payment made in, for example, contract year 6-7 will extend for seven Completed Years (seven (12) twelve month periods) from the date of receipt of the premium payment, the recapture charge for a Contract Enhancement paid on premium received in contract year 6-7 will only apply for one more (12) twelve month period from the date of receipt of the premium payment.

14 The contract value less the full amount of any Contract Enhancement(s) is returned upon the exercise of free look rights by an owner unless state law requires the return of premiums paid; therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Perspective Contract during the free-look period, but any gain would remain part of the contract value.

15 File Nos. 333-87244 and 811-8894 for the Trust and File Nos. 333-68105 and 811-09121 for the Fund. Applicants, as authorized by Rule 0-4 under the Act, incorporate that file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

16 As described more fully in the applicable prospectus.

17 One quarter of the current annual charge is deducted each contract quarter and upon termination of a GMWB or GMDB from the Investment Divisions and the Fixed Account (and the GMWB Fixed Account, if applicable) on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of the unit value calculations but rather is normally deducted by means of a cancellation of units.

Withdrawal Charge (as a percentage of premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings Under File No. 333-70472) (Perspective II)	8.5%	7.5%	6.5%	5.5%	5%	4%	2%	0%

Withdrawal Charge if Five-Year Period is elected (Optional Five-Year Withdrawal Charge Schedule for Offerings Under File No. 333-70472) (Perspective II)	8%	7%	6%	4%	2%	0%	0%	0%

Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings Under File No. 333-119656) (Perspective L Series)	8%	7.5%	6.5%	5.5%	0%	0%	0%	0%

Jackson does not assess the withdrawal charge on any payments (except as noted below) paid out as:

•           death benefits;
•           election to begin income payments after the first contract year under JNL Contracts;
•           cancellation of the Contract upon exercise of free look rights by an owner;
•           withdrawals of earnings;
•           withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings (where a withdrawal is taken that exceeds the free withdrawal amount, the withdrawal charge is imposed only on the excess amount above the free withdrawal amount);
•           withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the withdrawal charge will not be waived on the required minimum distribution);
•           if permitted by the owner's state, withdrawals of up to $250,000 from the Investment Divisions, Fixed Account or GMWB Fixed Account available under the Perspective Contracts in connection with the terminal illness of the owner of a Contract, or in connection with extended hospital or nursing home care for the owner (this withdrawal charge waiver is not available under JNLNY Contracts); and
•           if permitted by the owner's state, withdrawals of up to 25% (12.5% each for two joint owners) of contract value from the Investment Divisions, Fixed Account or GMWB Fixed Account available under the Perspective Contracts in connection with certain serious medical conditions specified in the Contract.

II.           ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTION

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants request that the Commission, pursuant to Section 6(c) of the Act, grant the exemptions requested below with respect to the Contracts and any Future Contracts funded by the Separate Accounts or Other Accounts that are issued and will be issued by the Insurance Companies and underwritten or distributed by the Distributor or Affiliated Broker-Dealers.18 Applicants undertake that the Contracts will be substantially similar in all material respects to the Perspective Contracts described herein. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants seek exemption pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27 (i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit the Insurance Companies to return the contract value less the full amount of the Contract Enhancement when the Contract owner exercises the right to return the Contract under the free look provision of the Contract and to recapture the Contract Enhancement in accordance with the Contract Enhancement Recapture Charge schedule on page 12 of this Application, in the following instances:

•	for withdrawals, including partial withdrawals, in excess of amounts permitted as free withdrawals; and
•	when an owner commences to receive income payments under an income option (i.e., on the "income date").

The Insurance Companies provide the 6% Contract Enhancement amounts from their respective general accounts on a guaranteed basis. Thus, the Insurance Companies undertake a financial obligation that contemplates the retention of the Contracts by owners over an extended period, consistent with the long-term nature of retirement planning. The Insurance Companies generally expect to recover their costs, including 6% Contract Enhancement amounts, over an anticipated duration while a Contract is in force. The 6% Contract Enhancement amounts could not be recovered by the Insurance Companies absent the recaptures for which exemptive relief is requested, which would preclude the offering of the Contracts unless other charges were altered significantly.

With respect to refunds paid upon the return of the Contract within the free-look period, the amount payable to the Insurance Companies must be reduced by the allocated Contract Enhancement. Otherwise, purchasers could apply for the Contract for the sole purpose of exercising the free look refund provisions and making a quick profit.

The Commission has previously granted similar exemptive relief to the Insurance Companies to permit the issuance of variable annuity contracts providing for the recapture of a declining amount of the amount of various Contract Enhancements credited based on the contract years in which the premium was received and  previously credited premium is withdrawn (the “Prior Relief”).19  The Prior Relief extends to Contract Enhancements up to 5%. The relief requested by this Application is consistent with the Prior Relief and other relief previously granted by the Commission (“Other Relief”)20. In no instance does the structure or design of the 6% Contract Enhancement vary from the Prior Relief. Moreover, neither the recapture charge, nor the aggregate of the maximum recapture charge and the applicable withdrawal charge differ from the Prior Relief by greater than 1%. In fact, as demonstrated in the Tables I, II and III, the differences in the amount of the 6% Contract Enhancement recapture charge from the Prior Relief for the 5% Contract Enhancement is at most 1.00% and in the first year is only .50% and in the final year under all combinations is only .25%.21  As further demonstrated in Table IV, the amount of the maximum aggregate of the recapture charge and the applicable withdrawal charge of the 6% Contract Enhancement recapture charge differs from the Prior Relief for the 5% Contract Enhancement by at most 1.00% and in the first year is only .50%. Moreover, in certain years the 6% Contract Enhancement recapture charge is less than 1% greater than the Prior Relief and consistent with the Other Relief. Thus, the differentials, at most, are equal to the added 1% amount of the 6% Contract Enhancement.  Moreover, the recapture charge declines each year, whereas certain recapture schedules permitted by exemptive relief did not have an annual reduction in each contract year.22  The percentage amount of the 6% recapture charges aggregated with the applicable withdrawal charge percentages, including during free-look periods,23 and upon specified events such as death or disability,24 partial withdrawals and surrenders,25 are similarly consistent with the amounts previously allowed by the Commission.

18 With respect to exemptive relief precedent for additional principal underwriters or distributors, see, e.g., American Skandia Life Assurance Corporation, Investment Company Act Release Nos. 21729 (Feb. 5, 1996) (Notice) and 21804 (Mar. 5, 1996) (Order); and Fidelity Investment Life Insurance Company, Investment Company Act Release Nos. 20668 (Oct. 31, 1994) (Notice) and 20736 (Nov. 28, 1994) (Order).

19 Jackson National Life Insurance Company, Investment Company Act Release Nos. 29205 (April 7, 2010) (Notice) and 29262(April 30, 2010) (Order).

20Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order); Integrity Life Insurance Company, et al., Investment Company Act Release Nos. 24788 (Dec. 8, 2000) (Notice) and 24818 (Jan. 3, 2001) (Order); Allianz Life Insurance Company of North America, et al., Investment Company Act Release Nos. 24447 (May 8, 2000) (Notice) and 24502 (June . 16, 2000) (Order);

21 The Tables below do not provide the details of the charges applicable under the five-year withdrawal charge option for the Perspective II Contract. The Perspective L Series Contract does not offer a five-year withdrawal charge option. The maximum aggregate recapture and withdrawal charges for the five-year withdrawal charge options range between  .50% and 5%  less than the maximum aggregate recapture charges and withdrawal charges for the Perspective II Contract with the base withdrawal charge schedule

22 ReliaStar Life Insurance Company of New York, et al., Investment Company Act Release Nos. 26101 (Jul. 21, 2003) (Notice) and 26152 (Aug. 18, 2003) (Order); Integrity Life Insurance Company, et al., Investment Company Act Release Nos. 25274 (Nov. 20, 2001) (Notice) and 25319 (Dec. 19, 2001) (Order); United of Omaha Life Insurance Company, et al., Investment Company Act Release Nos. 25140 (Aug. 24, 2001) (Notice) and 25164 (Sept. 19, 2001) (Order); Jackson National Life Insurance Company of New York, et al., Investment Company Act Release Nos. 24929 (Apr. 5, 2001) (Notice) and 24969 (Apr. 30, 2001) (Order); Integrity Life Insurance Company, et al., Investment Company Act Release Nos. 24788 (Dec. 8, 2000) (Notice) and 24818 (Jan. 3, 2001) (Order); Aetna Life Insurance and Annuity Company, et al., Investment Company Act Release Nos. 24629 (Aug. 30, 2000) (Notice) and 24649 (Sept. 20, 2000) (Order).

23 Jackson National Life Insurance Company, Investment Company Act Release Nos. 29205 (April 7, 2010) (Notice) and 29262(April 30, 2010) (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 29265 (May 10, 2010) (Notice) and 29293(June 3, 2010) (Order);  Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order);  ING USA Annuity and Life Insurance Company, et al., Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (Notice) and 28687 (Apr. 3, 2009) (Order); Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28354 (Aug. 8, 2008) (Notice) and 28373 (Sept. 3, 2008) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007) (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 27603 (Dec. 19, 2006) (Notice) and 27660 (Jan. 16, 2007) (Order).

24 Jackson National Life Insurance Company, Investment Company Act Release Nos. 29205 (April 7, 2010) (Notice) and 29262 (April 30, 2010)  (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 29265 (May 10, 2010) (Notice) and 29293 (June 3, 2010) (Order); American Skandia Life Assurance Corporation, et al., Investment Company Act Release Nos. 25373 (January 22, 2002) (Notice) and 25423 (Feb. 20, 2002) (Order); American Skandia Life Assurance Corporation, et al., Investment Company Act Release Nos. 25598 (May 30, 2002) (Notice) and 25639 (Jun. 26, 2002) (Order).

25 Jackson National Life Insurance Company, Investment Company Act Release Nos. 29205 (April 7, 2010) (Notice) and 29262(April 30, 2010) (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 29265 (May 10, 2010) (Notice) and 29293(June 3, 2010)  (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order); ING USA Annuity and Life Insurance Company, et al., Investment Company Act Release Nos. 28646 (Mar. 20, 2009) (Notice) and 28687 (Apr. 3, 2009) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007) (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 27603 (Dec. 19, 2006) (Notice) and 27660 (Jan. 16, 2007) (Order).

Table I
6% Contract Enhancement
Maximum Recapture Charges

Contract Year Premium is Received
Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7
0-1	5.00%	4.75%	4.00%	3.75%	2.50%	2.00%	0.75%
1-2	4.75%	4.25%	3.60%	3.00%	2.25%	1.25%	0.00%
2-3	4.00%	3.75%	3.00%	2.25%	1.25%	0.00%	0.00%
3-4	3.75%	3.00%	2.25%	1.25%	0.00%	0.00%	0.00%
4-5	3.00%	2.00%	1.25%	0.00%	0.00%	0.00%	0.00%
5-6	2.25%	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%
6-7	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Table II
5% Contract Enhancement
Maximum Recapture Charges

Contract Year Premium is Received
Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7
0-1	4.50%	3.75%	3.25%	2.75%	2.00%	1.25%	1.00%
1-2	3.75%	3.25%	2.75%	2.00%	1.25%	1.00%	0.00%
2-3	3.25%	2.75%	2.00%	1.25%	1.00%	0.00%	0.00%
3-4	2.75%	2.00%	1.25%	1.00%	0.00%	0.00%	0.00%
4-5	2.00%	1.25%	1.00%	0.00%	0.00%	0.00%	0.00%
5-6	1.25%	1.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6-7	1.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Table III

Comparison of Differences by All Years
 for 6% Contract Enhancement Recapture Charge
 versus 5% Contract Enhancement Recapture Charge

Contract Year Premium is Received
Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7
0-1	0.50%	1.00%	0.75%	1.00%	0.50%	0.75%	(0.25%)
1-2	1.00%	1.00%	0.85%	1.00%	1.00%	0.25%	0.00%
2-3	0.75%	1.00%	1.00%	1.00%	0.25%	0.00%	0.00%
3-4	1.00%	1.00%	1.00%	0.25%	0.00%	0.00%	0.00%
4-5	1.00%	0.75%	0.25%	0.00%	0.00%	0.00%	0.00%
5-6	1.00%	0.25%	0.00%	0.00%	0.00%	0.00%	0.00%
6-7	0.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Table IV
Aggregate Recapture and Withdrawal Charges
6% Contract Enhancement versus 5% Contract Enhancement

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Perspective II
Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings under File Nos. 333-70472	8.50%	7.50%	6.50%	5.50%	5.00%	4.00%	2.00%	0.00%
6% Contract Enhancement Maximum Recapture Charge	5.00%	4.75%	4.00%	3.75%	3.00%	2.25%	1.25%	0.00%
6% Contract Enhancement Aggregate Recapture and Withdrawal Charges	13.50%	12.25%	10.50%	9.25%	8.00%	6.25%	3.25%	0.00%
5% Contract Enhancement Aggregate Recapture and Withdrawal Charges	13.00%	11.25%	9.75%	8.25%	7.00%	5.25%	3.00%	0.00%
Perspective L Series
Withdrawal Charge (Base Withdrawal Charge Schedule for Offerings under File Nos. 333-119656	8.00%	7.50%	6.50%	5.50%	0.00%	0.00%	0.00%	0.00%
6% Contract Enhancement Maximum Recapture Charge	5.00%	4.75%	4.00%	3.75%	3.00%	2.25%	1.25%	0.00%
6% Contract Enhancement Aggregate Recapture and Withdrawal Charges	13.00%	12.25%	10.50%	9.25%	3.00%	2.25%	1.25%	0.00%
5% Contract Enhancement Aggregate Recapture and Withdrawal Charges	13.00%	11.25%	9.75%	8.25%	7.00%	5.25%	3.00%	0.00%

It is significant to note also that the recapture of the 6% Contract Enhancement credited to premium payments made in contract years after the initial contract year does not extend beyond the time period that applies to recapture of the 6% Contract Enhancement paid on premium payments made in the first contract year (with the exception of payments made in the seventh contract year in which case recapture extends for 12 months after the payment; see footnote 13).  Applicants acknowledge that prior applications for exemptions, other than the Prior Relief, have not related to enhancements that decline based on the year the premium payment is made.  Given the Prior Relief, that distinction now does not relate to the amount or timing of the year the premium payment is made or the recapture of the 6% Contract Enhancement. The Prior Relief precedent is fully applicable to the relief requested in this Application, in that regard.  Thus, the amount, timing, duration, and circumstances of recapture charges, are consistent with and no greater than the relief granted by the Orders cited in footnotes 19, 20, 22, 23, 24, and 25. Thus, the recapture charge schedule, in particular, is consistent with existing precedent, including the Other Relief, in terms of amount and duration.

For the reasons set forth herein, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.        Sections 27(i)(2)(A) and 2(a)(32)
    Section 27 of the Act regulates and imposes certain restrictions on the sales of periodic payment plan certificates issued by any registered investment company. Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for such a separate account or sponsoring insurance company to sell a contract funded by the registered separate account unless such contract is a redeemable security.26  Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

The recapture of the 6% Contract Enhancement in the circumstances set forth in this Application would not deprive an owner of his or her proportionate share of the issuer's current net assets. As described above, the 6% Contract Enhancement recapture charge is consistent with the amounts permitted to be recaptured under contracts for which the Commission has previously granted orders of exemption. The recapture charge is set, at most, solely equal to the 1% augmented amount of the Contract Enhancements paid.  Moreover, the recapture of the portion of the 6% Contract Enhancement credited to premium payments made in contract years after the initial contract year do not extend beyond the same limited period of seven completed years from the date of premium payment made in the initial contract year.

A Contract owner's interest in the amount of the 6% Contract Enhancement allocated to his or her contract value upon the Insurance Companies' receipt of a premium payment is not fully vested until seven complete years following a premium payment. Until or unless the amount of any 6% Contract Enhancement is vested, the Insurance Companies retain the right and interest in the 6% Contract Enhancement amount, although not in the earnings attributable to that amount. Thus, when one of the Insurance Companies recaptures the 6% Contract Enhancement it is simply retrieving its own “invested” assets, and because a Contract owner's interest in the 6% Contract Enhancement is not vested, the Contract owner has not been deprived of a proportionate share of the Separate Account's assets, i.e., a share of the Separate Account's assets proportionate to the Contract owner's contract value.

Applicants note that the increase in the amount of the enhancement to 6% is a meaningful benefit. Moreover, the payment of the 6% Enhancement and the general design and pricing of the Contract are with the expectation of the purchasers’ long-term retention of the Contract. Permitting a Contract owner to surrender the Contract and keep the entire or even a significant percentage in the earlier years of the enhancement would be akin to permitting a Contract owner to surrender a Contract but retain the death benefit. Thus, while the recapture charges may encourage contract owners to rethink their full or partial surrenders of a Contract, it is a restraint on their keeping something that would be a windfall for them and a penalty to the Insurance Companies.

While Applicants acknowledge that characterizations of transactions may frequently vary between the Federal securities laws and the Federal tax laws, the requirements of the Internal Revenue Code are relevant here. Contract Enhancements are treated as income under Section 72(c)(1) of the Internal Revenue Code and are not within the definition of "investment in the contract".  Applicants assert that this tax treatment is relevant and persuasive in determining whether the recapture of the 6% Contract Enhancement results in the Contract owners receiving less than their “proportionate share of the Separate Account's assets.”

It also would be particularly unfair to allow a Contract owner exercising the free-look privilege to retain the 6% Contract Enhancement amount under a Contract that has been returned for a refund after a period of only a few days. If the Insurance Companies could not recapture the Contract Enhancement, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit.

Furthermore, the recapture of the 6% Contract Enhancement relating to withdrawals and to income payments within the first seven contract years (see the Contract Enhancement Recapture Charge schedule on page 12 of this Application) is designed to protect the Insurance Companies against Contract owners not holding the Contract for a sufficient time period. This recapture of the Contract Enhancement within the first seven contract years provides the Insurance Companies with sufficient time to recover the cost of the Contract Enhancement,27 and to avoid the financial detriment that would result from a shorter recapture period. Again, it should be noted that the amounts to be recaptured would be provided by each Insurance Company from its own general account assets, but any gain would remain part of the Contract owner's contract value.

Applicants represent that it is not administratively feasible to track the Contract Enhancement amount in the Separate Accounts after the 6% Contract Enhancement is applied. Accordingly, the asset-based charges applicable to the Separate Accounts will be assessed against the entire amounts held in the Separate Accounts, including any 6% Contract Enhancement amounts. As a result, the aggregate asset-based charges assessed will be higher than those that would be charged if the Contract owner's contract value did not include any Contract Enhancement.

For the foregoing reasons, Applicants believe that the provisions for recapture of any Contract Enhancement under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Applicants believe that a contrary conclusion would be inconsistent with a stated purpose of the National Securities Markets Improvement Act of 1996 ("NSMIA"), which is to amend the Act to "provide more effective and less burdensome regulation." Sections 26(e) and 27(i) were added to the Act to implement the purposes of NSMIA and Congressional intent. The application of a 6% Contract Enhancement to premium payments made under the Contracts should not raise any questions as to compliance by the Insurance Companies with the provisions of Section 27(i). However, to avoid any uncertainty as to full compliance with the Act, Applicants request an order granting an exemption from Sections 2(a)(32) and 27(i)(2)(A), to the extent deemed necessary, to permit the recapture of the 6% Contract Enhancement (in accordance with the Contract Enhancement Recapture Charge schedule on page 12) under the circumstances described in this Application, without the loss of relief from Section 27 provided by Section 27(i).

B.        Section 22(c) and Rule 22c-1
    Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

It is possible that someone might view the Insurance Companies' recapture of the 6% Contract Enhancement as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the Separate Accounts. Applicants believe, however, that the recapture of the 6% Contract Enhancement does not violate Rule 22c-1.

The recapture of some or all of the 6% Contract Enhancement does not involve either of the evils that Section 22(c) and Rule 22c-1 were intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or repurchase at a price above it; and (ii) other unfair results, including speculative trading practices.28 These evils were the result of backward pricing, that being the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing allowed investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding mutual fund shares.

The proposed recapture of the 6% Contract Enhancement does not pose such a threat of dilution. To effect a recapture of a 6% Contract Enhancement, the Insurance Companies will redeem interests in a Contract owner's contract value at a price determined on the basis of the current net asset value of the Separate Accounts. The amount recaptured will be less than or equal to the amount of the Contract Enhancement that the Insurance Companies paid out of their general account assets (see the Contract Enhancement Recapture Charge schedule on page 12 of this Application). Although Contract owners will be entitled to retain any investment gains attributable to the 6% Contract Enhancement and to bear any investment losses attributable to the 6% Contract Enhancement, the amount of such gains or losses will be determined on the basis of the current net asset values of the Separate Accounts. Thus, no dilution will occur upon the recapture of the Contract Enhancement.

Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the 6% Contract Enhancement.

Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture of the Contract Enhancement, Rule 22c-1 should not apply to the 6% Contract Enhancement. However, to avoid any uncertainty as to full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture the Contract Enhancement under the Contracts.

C.        Request for Order
    Applicants request an order granting exemptions pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit Applicants to issue and offer the Contracts that are substantially similar in all material respects to the Perspective Contracts and that provide for the recapture of any Contract Enhancement amounts as described herein, including the Contract Enhancement Recapture Charge schedule on page 12. Applicants represent that the 6% Contract Enhancement will be attractive to and in the interest of investors because the 6% Contract Enhancement will be 6% of first year premium payments and related declining percentages of premium payments in subsequent contract years, and will be allocated to the Investment Divisions and Fixed Accounts.  Therefore, it will permit owners to put up to 106% of their premium payments to work for them in the Investment Divisions and Fixed Accounts. In addition, the owners will retain any earnings attributable to the 6% Contract Enhancement recaptured, as well as the principal of the Contract Enhancement amount once vested.

26 Section 27(i) also requires the sponsoring insurance company to comply with Section 26(e) and any rules or regulations thereunder. There are currently no rules or regulations that have been promulgated pursuant to Section 26(e). Each Insurance Company will comply with Section 26(e) and will represent in the registration statement for its Contracts on Form N-4 (incorporated by reference herein) that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by that Insurance Company.

27 Jackson intends to recover the cost of the Contract Enhancement applied through certain charges imposed under the Contracts, as described in Section II.A. above.

28 See Adoption of Rule 22c-1 under the 1940 Act, Investment Company Release No. 5519 (Oct. 16, 1968).

III.           CONCLUSION

Section 6(c) of the Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any persons, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit, for the reasons stated herein, that their exemptive requests meet the standards set out in Section 6(c) and that an Order should therefore be granted.

Applicants further submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in this Application.

IV.           PROCEDURAL MATTERS

All requirements of the Articles of Association of Jackson, Articles of Incorporation of Jackson of New York and the Distributor and the Bylaws of each have been complied with in connection with the execution and filing of this Amendment No. 1 to the Application as filed on March 29, 2011. The Board of Directors of Jackson, Jackson of New York and the Distributor each has duly adopted a resolution authorizing filing of this Application and any amendments thereto, certified copies of which are set forth as Exhibits A-C, respectively.

Applicants respectfully submit that all requirements for the execution and filing of this Application have been complied with and that the persons signing and filing this Application on behalf of Applicants are duly authorized to do so. Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

Applicants request that any question and communication regarding this Application be directed to Joan E. Boros, Esq., Jorden Burt LLP, 1025 Thomas Jefferson Street, Suite 400 East, Washington, DC 20007-5208; telephone (202) 965-8150; fax (202) 965-8104; e-mail address: JEB@jordenusa.com.

Dated: March 29, 2011	JACKSON NATIONAL LIFE INSURANCE COMPANY
By: /s/ P. CHAD MYERS
P. Chad Myers

JACKSON NATIONAL SEPARATE ACCOUNT - I By: JACKSON NATIONAL LIFE INSURANCE COMPANY
By: /s/ P. CHAD MYERS
P. Chad Myers

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
By: /s/ MAURA COLLINS
Maura Collins

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
By: /s/ P. CHAD MYERS
P. Chad Myers

JNLNY SEPARATE ACCOUNT I By: JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
By: /s/ P. CHAD MYERS
P. Chad Myers

VERIFICATION

State of Michigan                                )
                    ) SS:
County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated March 29, 2011, for and on behalf of Jackson National Life Insurance Company ("Jackson") (acting both for itself and for Jackson National Separate Account - I); that he is the Executive Vice President, of Jackson and that all action by the members of the Board of Directors of Jackson necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                       /s/ P. CHAD MYERS__________________________
                         P. Chad Myers

Subscribed and sworn to before me this 29th day of March, 2011.

_/s/ JULIA WILLIAMSON___________________

JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014
Acting in the County of Ingham

VERIFICATION

State of Michigan                                )
                    ) SS:
County of Ingham                                )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated March 29, 2011, for and on behalf of Jackson National Life Insurance Company of New York ("Jackson of New York") (acting both for itself and for JNLNY Separate Account - I); that he is the Executive Vice President and that all action by the members of the Board of Directors of Jackson of New York necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ P. CHAD MYERS__________________________
  P. Chad Myers

Subscribed and sworn to before me this 29th day of March, 2011.

_/s/ JULIA WILLIAMSON___________________

JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014
Acting in the County of Ingham

VERIFICATION

State of California                                )
                    ) SS:
County of Los Angeles                       )

The Undersigned, being duly sworn, deposes and states that she has duly executed the attached Application, dated March 29, 2011, for and on behalf of Jackson National Life Distributors LLC ("Distributor"); that she is the Chief Financial Officer of Distributor and that all action by the members of the Board of Directors of Distributor necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of her knowledge, information and belief.

                      /s/ MAURA COLLINS________________________
                        Maura Collins

Subscribed and sworn to before me this 29th day of March, 2011.

__/s/LINDSEY M. MARTIN____________

Lindsey M. Martin
Notary Public, State of CA
County of Los Angeles
My Commission Expires:  June 19, 2011

EXHIBIT LIST

A.	Resolution of Board of Directors of Jackson National Life Insurance Company, adopted July 16, 2001. (As filed with original Application on November 8, 2010.)

B.	Resolution of Board of Directors of Jackson National Life Insurance Company of New York, adopted July 24, 2001. (As filed with original Application on November 8, 2010.)

C.	Resolution of Board of Directors of Jackson National Life Distributors LLC, adopted July 16, 2001. (As filed with original Application on November 8, 2010.)